SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  FORM N-18F-1

                Notification of Election Pursuant to Rule 18f-1

                    Under the Investment Company Act of 1940


                              GOLF ASSOCIATED FUND
                              --------------------


                            NOTIFICATION OF ELECTION

        The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

        Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the City of Vero Beach and the State of Florida on the 1st day of March, 1999.

                                            GOLF ASSOCIATED FUND


                                            By:  /s/Michael T. Williams
                                                 -------------------------
                                                   Michael T. Williams
                                                   President

Attest:

/s/Mary P. Rey
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